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                              June 18, 2024

       Charles D. Schmalz
       Chief Executive Officer
       EWSB Bancorp, Inc.
       109 West Second Street
       Kaukauna, WI 02492

                                                        Re: EWSB Bancorp, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 4, 2024
                                                            File No. 333-277828

       Dear Charles D. Schmalz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 2, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note the statement on page 20 that if your net worth ratio continues to be less than 6 percent, you may be
required to adhere to a plan to correct the deficiency and be subject to restrictions, including
a prohibition on the payment of dividends. Please revise the summary section and
either revise the first risk factor on page 20 or add a new risk factor to clarify that even if
you raise the minimum amount in this offering, your net worth ratio will continue to be
below 6 percent. In addition, revise to clarify what amount you will need to raise in this
offering to have a net worth ratio above 6 percent.
       Management's Discussion and Analysis of Financial Condition, page 46

   2. Please revise this section to discuss all material actions that management has begun to implement the business
changes and plans discussed on page 98. Revise the disclosure to
 Charles D. Schmalz
EWSB Bancorp, Inc.
June 18, 2024
Page 2
      state whether management believes their efforts to implement the plan remain on track and the extent that this offering is necessary to implement the plan. To the extent that the plans rely on raising at least a specific amount of funds in this offering, for instance at the midpoint, clarify that minimum and whether management has any other additional sources of funding available.
Management of Market Risk, page 59

3. We note your response to comment 2. Please either provide cross-references to other sections in the filing or revise your disclosure in the first paragraph on page 62 to explain what you mean by your statement that the "[b]ank has developed a plan to reduce its interest rate exposure."
       Please contact Shannon Davis at 202-551-6687 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601 with any other questions.



                                                             Sincerely,
FirstName LastNameCharles D. Schmalz
                                                             Division of
Corporation Finance
Comapany NameEWSB Bancorp, Inc.
                                                             Office of Finance
June 18, 2024 Page 2
cc:       Zachary A. Davis, Esq.
FirstName LastName